UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD October 1, 1998 to December 31,1998 PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period October 1, 1998 through December 31, 1998.

                               FOURTH QUARTER 1998
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                              SWEPCO         PSO          CPL         TOTAL
          OCTOBER                424          31          207           662
          NOVEMBER               436           2            0           438
          DECEMBER               454           0            0           454
                           -----------------------------------------------------

          TOTAL                1,314          33          207         1,554
                           =====================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                    SWEPCO         PSO          CPL         TOTAL
     DIRECT LABOR -
          OCTOBER             44,354.81    16,641.67     8,316.72    69,313.20
          NOVEMBER            43,290.05     1,450.82       145.21    44,886.08
          DECEMBER            43,950.33       354.08       106.16    44,410.57
                           -----------------------------------------------------
          TOTAL              131,595.19    18,446.57     8,568.09   158,609.85
                           =====================================================

     DIRECT MATERIAL -
          OCTOBER             32,920.16    44,239.62    15,333.41    92,493.19
          NOVEMBER           158,342.30     3,728.00           -    162,070.30
          DECEMBER           158,450.99           -            -    158,450.99
                           -----------------------------------------------------
          TOTAL              349,713.45    47,967.62    15,333.41   413,014.48
                           =====================================================

     OTHER DIRECT EXPENSES -
          OCTOBER             20,603.20    (1,281.70)    5,157.11    24,478.61
          NOVEMBER            54,544.36   (11,911.71)    3,623.90    46,256.55
          DECEMBER           (62,521.36)    9,705.60     1,868.96   (50,946.80)
                           -----------------------------------------------------

          TOTAL               12,626.20    (3,487.81)   10,649.97    19,788.36
                           =====================================================

     INDIRECT EXPENSES SHARED ON
     COST RATIO
          OCTOBER             77,670.26    29,110.17    14,567.91   121,348.34
          NOVEMBER            79,795.31     1,805.16           -     81,600.47
          DECEMBER            63,932.02       515.06       154.42    64,601.50
                           -----------------------------------------------------

          TOTAL              221,397.59    31,430.39    14,722.33   267,550.31
                           =====================================================

     TOTAL EXPENDITURES
          OCTOBER            175,548.43    88,709.76    43,375.15   307,633.34
          NOVEMBER           335,972.02    (4,927.73)    3,769.11   334,813.40
          DECEMBER           203,811.98    10,574.74     2,129.54   216,516.26
                           -----------------------------------------------------

          TOTAL              715,332.43    94,356.77    49,273.80   858,963.00
                           =====================================================


C. COMPUTATION OF COST RATIO     SWEPCO        PSO         CPL         TOTAL
     OCTOBER 1998
          DIRECT LABOR           44,355        16,642      8,317       69,313
          COST RATIO             63.99%        24.01%      12.00%      100.00%

     NOVEMBER 1998
          DIRECT LABOR           43,290        1,451       145         44,886
          COST RATIO             96.44%        03.23%      00.32%      100.00%

     DECEMBER 1998
          DIRECT LABOR           43,950        354         106         44,411
          COST RATIO             98.96%        00.80%      00.24%      100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 22nd day of January, 1999.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /s/ R. Russell Davis

                                        R. Russell Davis
                                        Controller and
                                        Chief Accounting Officer

                                INDEX TO EXHIBITS




    Exhibit                                                         Transmission
    Number                          Exhibit                            Method


      1            October 1998 statement furnished by SWEPCO to      Electronic
                     PSO and CPL detailing PSO and CPL's rail car charges

      2            November 1998 statement furnished by SWEPCO to     Electronic
                     PSO and CPL detailing PSO and CPL's rail car charges

      3            December 1998 statement furnished by SWEPCO to     Electronic
                     PSO and CPL detailing PSO and CPL's rail car charges